UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF

A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-8910

NIPPON DENSHIN DENWA KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

+81(3)6838-5481

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value (“Shares”)

American Depositary Shares (“ADSs”), each of which represents one Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Nippon Telegraph and Telephone Corporation (“NTT”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on May 2, 1961, the date that the Registration Statement of NTT’s corporate predecessor, Nippon Telegraph & Telephone Public Corporation, was declared effective by the Securities and Exchange Commission (the “Commission”).

NTT subsequently filed a registration statement on Form 20-F for the registration of the Shares and ADSs in connection with their listing on The New York Stock Exchange (the “NYSE”), which was declared effective by the Commission on September 13, 1994. On March 21, 2017, NTT filed a Form 25 with the Commission in connection with its delisting of its ADSs from the NYSE, terminating the associated registration under Section 12(b) of the Exchange Act.

B.	NTT has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. NTT has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

NTT’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, which was completed on July 18, 2012.

Item 3. Foreign Listing and Primary Trading Market

A.	NTT has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan. The TSE constitutes the primary trading market for NTT’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B.	NTT’s common stock was initially listed on the TSE on February 9, 1987. NTT has maintained the listing of its common stock on the TSE since the date of its initial listing, including during the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in NTT’s common stock that occurred in Japan on the TSE for the 12-month period from April 1, 2017 to March 31, 2018 (both dates inclusive) was 97.95% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A.	The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on April 1, 2017 and ended on March 31, 2018 (the “Applicable Period”).

B.	The average daily trading volume (“ADTV”) of the common stock of NTT in the United States for the Applicable Period was 65,922 shares. The ADTV of the common stock of NTT on a worldwide basis for the Applicable Period was 3,271,465 shares.

C.	The ADTV of the common stock of NTT in the United States for the Applicable Period was 2.02% of the ADTV of the common stock of NTT on a worldwide basis for the Applicable Period.

D.	NTT delisted its ADSs from the NYSE effective April 3, 2017 (with March 31, 2017 as the last day of trading on the NYSE). As of April 3, 2017, the ADTV of NTT’s common stock in the United States (including off-exchange and on-exchange transactions) as a percentage of the ADTV for NTT’s common stock on a worldwide basis for the preceding 12-month period was 5.88%.

E.	NTT has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F.	The source of the trading volume information used for determining whether NTT meets the requirements of Rule 12h-6 is Bloomberg L.P. with respect to on-exchange and off-exchange transactions in the United States and other countries outside of Japan. Information from the TSE is the source of the trading volume information with respect to on-exchange transactions on the TSE (information with respect to off-hours trading transactions on such exchange being unavailable on Bloomberg L.P.).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	NTT published in the United States a notice of its intent to terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, by means of a press release issued on March 29, 2018.

B.	The press release described above was disseminated to major newswire services, including Thomson Reuters, Bloomberg L.P. and Dow Jones & Co. in the United States, and submitted to the Commission under cover of a Form 6-K on March 29, 2018. Additionally, the notice was published on NTT’s Internet website.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

NTT will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at: http://www.ntt.co.jp/ir/index_e.html.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Nippon Telegraph and Telephone Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Nippon Telegraph and Telephone Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: April 13, 2018

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ Takashi Ameshima
Name:	Takashi Ameshima
Title:	Vice President, Investor Relations Office